Exhibit 99.1

NEWS RELEASE

OLYMPUS TO FINALIZE IN-COUNTRY VALUE ADDED REFINING OF DORÉ

Toronto, January 28, 2011 – Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus")

Olympus is pleased to announce that it has engaged a local Vietnamese firm to conduct tests on refining our gold doré to 99.99% Au as a result of the imposition of a new 10% export tax on gold products testing below the aforementioned purity levels (See Olympus Press Release dated December 6, 2010). The Company’s aim is to have the local firm custom process our doré to 99.99% Au certification allowing us to export without incurring the new tax and adding value in-country using a local refiner. Preliminary testing has been encouraging and we are now continuing with replicated sampling over the next few weeks to ascertain the refiner’s ability to deliver the consistent purity required for export. Olympus will announce when it expects to be in the position to export gold without the imposition of the new export tax.

Extended Trucking Permit

Olympus’ trucking permit allowing the Company to transport Phuoc Son ore to the Bong Mieu Gold plant expired on December 31, 2010 (See Olympus Press Release dated December 6, 2010). The Company has requested an extended trucking permit until the new plant is commissioned later this year. Blending higher grade Phuoc Son with lower grade ore sourced from the Bong Mieu Underground mine maximizes the head grade and generates optimum cash flow for the Company during this transition period before the commissioning of Phuoc Son. Provincial authorities are making representation to the central government to extend the trucking permit with final approval expected around February 20, 2011.

Corporate Social Responsibility

Olympus is a gold exploration and production company employing some 1,200 employees of which 90% are Vietnamese. The Company offers excellent wages and benefits in the safest possible work environment. The Company believes in Corporate Social Responsibility and cares about the employees and the people who live and work around its mining operations. The Company has contributed to the community in many ways; road improvements, Clean water project (supplies clean water to households) Women Wellness Programs, Agricultural Sustainability Programs, Academic Scholarships, Assistance for Minority Groups, Houses for the Poor and donations to various sport programs.

Olympus is an equal opportunity employer operating two gold mines in central Vietnam near the port city of Da Nang. The Company is a major employer, pays taxes and royalties and has invested some 40 million USD into the local economy during 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-termprice of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information, whether as a result of new information, future events or otherwise.